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                                    FORM N-6F



                       Securities and Exchange Commission

                             Washington D.C., 20549


                                    FORM N-6F


             NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
                THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.


                                    SIGNATURE

         Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Plant City and the state of Florida on the 21st day of December 1999.

[SEAL]


                                            Signature:    UTEK Corporation
                                                      ------------------------
                                                          UTEK Corporation

                                            By:       /s/ Clifford Gross
                                                     -------------------------
                                                        Clifford M. Gross
                                                        Chairman & CEO

Attest:   /s/ Uwe Reischl
         --------------------
         Uwe Reischl

         President